UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(26 August 2021)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2021 Interim Results

2021 Interim Results

Key Highlights

●        Positive first-half performance; sales 15% ahead of prior year
●        EBITDA 25% ahead; continued margin expansion in all Divisions
●        Record cash generation supporting further delivery of shareholder value
●        $1.1bn growth investments year-to-date; strong pipeline of opportunities
●        Increasing cash returns; interim dividend +4.5% & ongoing share buybacks
●        Market outlook improving; H2 EBITDA to be ahead of record prior year

Summary Financials                       H1 2021         Change
Sales Revenue                                 $14.0bn          +15%
EBITDA                                         $2.0bn            +25%
EBITDA Margin                            14.2%             +120bps
Operating Cash Flow                     $1.6bn             +55%
EPS ($ cent)                                   100.1c             +95%

Albert Manifold, Chief Executive, said today:
"I am pleased to report a good first half as the strength and resilience of our business model once again delivers superior performance for CRH. Our integrated and solutions-focused approach leaves us uniquely positioned for the changing needs of construction, while our continued strong cash generation provides us with the flexibility to invest in future growth opportunities for our business. Based on current trading conditions and the positive momentum that we see across our markets, we expect second-half Group EBITDA to be ahead of a record prior year."

Announced Thursday, 26 August 2021

2021 Interim Results

Health & Safety
The health and safety of our people remains our top priority as a number of markets continue to be affected by COVID-19. Our focus is to ensure that we continue to provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the health and safety protocols in place across our markets.

Trading Overview
Trading for the first half benefited from a positive underlying backdrop in both North America and Europe. Group sales of $14.0 billion (H1 2020: $12.2 billion) were 15% ahead of the same period last year and 10% ahead on a like-for-like1 basis with the second quarter of 2020 heavily impacted by the pandemic.

●
Like-for-like sales in Americas Materials increased by 3% compared to 2020, driven by improved volumes of aggregates, cement and readymixed concrete, with price progress across all lines of business.
●
In Europe Materials, strong volume growth against a prior year comparative heavily impacted by COVID-19 restrictions, along with good price momentum in key markets, resulted in like-for-like sales 17% ahead of 2020.
●
Building Products benefited from strong residential repair, maintenance and improvement (RMI) activity in North America. Together with price progress across all platforms, the Division delivered like-for-like sales 8% ahead of 2020.

 EBITDA of $2.0 billion was 25% ahead of 2020 (H1 2020: $1.6 billion) reflecting strong volume growth as well as a continued focus on price improvements and cost rationalisation which more than offset the impact of cost inflation. EBITDA was 19% ahead on a like-for-like basis and margin expansion was delivered across all three Divisions.

●
In Americas Materials, good price progression, focused cost control and operational efficiencies delivered like-for-like EBITDA 6% ahead of 2020.
●
Like-for-like EBITDA in Europe Materials was 52% ahead of 2020, primarily reflecting the strong volume performance in our key markets further supported by price progress and cost control.
●
Building Products delivered like-for-like EBITDA 12% ahead of 2020, due to good commercial management, profit improvement initiatives and cost discipline.

First-half profit after tax of $0.8 billion was 101% ahead of 2020 (H1 2020: $0.4 billion). Earnings per share were 95% higher than last year at 100.1c (H1 2020: 51.3c), reflecting higher trading profits along with the profit on divestment of the Brazil cement operations. Note 2 on page 16 analyses the key components of the first-half 2021 performance.

Capital Allocation
In light of continued strong cash generation and consistent with our progressive dividend policy, the Board has decided to increase the interim dividend2 to 23.0c per share, an increase of 4.5% on prior year. Reflecting our strong financial position and commitment to returning cash to shareholders, the Group completed the most recent tranche of its share buyback programme in June, returning a further $0.3 billion of cash to shareholders in the first half of the year. The Group also announced on 30 June 2021, a further $0.3 billion tranche to be completed no later than 1 October 2021. Demonstrating CRH's strategy of disciplined investment, the Group has invested $1.1 billion year-to-date on acquisitions and expansionary capital expenditure. In addition, our acquisition pipeline remains strong and our significant balance sheet capacity offers flexibility to capitalise on these opportunities and deliver further value to shareholders.

Sustainability
Sustainability has been deeply embedded in all aspects of our strategy and business model for many years. We recognise the importance of decarbonisation in addressing the challenges of climate change and believe that our integrated model of value-added products and innovative solutions has a key part to play in the delivery of a more resilient built environment and a more sustainable future. We are making good progress in relation to our decarbonisation efforts and we are pleased to announce that we now expect to achieve our 2030 carbon emissions reduction target by 2025. We will continue to strive for further improvements in emissions reductions across our businesses and remain fully committed to achieving our ambition of carbon neutrality by 2050.

Trading Outlook
For the second half of the year, our Americas Materials Division is expected to continue to benefit from an improving economic backdrop and good underlying demand. We are further encouraged by the progress being made in relation to infrastructure funding negotiations in the United States (US). In Europe Materials, we expect solid construction demand in our key markets against a backdrop of a strong prior year comparative. Our Building Products Division is expected to continue to benefit from positive residential demand, with early signs of recovery in non-residential activity. Assuming normal weather patterns for the remainder of the construction season and against a backdrop of input cost inflation, we expect second-half Group EBITDA to be ahead of a record prior year comparative.

1See pages 30 to 32 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL)/organic), used throughout this report. Operating cash flow is net cash inflow from operating activities as reported in the Condensed Consolidated Statement of Cash Flows on page 13.
2 Further details on the dividend process, including the relevant dates, payment currency and currency election options, are set out in note 7 on page 20.

Americas Materials
		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	One-offs1	Organic	2021	% change
Sales revenue	4,479	+34	+115	-23	-	+145	4,750	+6%
EBITDA	667	-3	+9	-3	+21	+39	730	+9%
Operating profit	289	-7	+4	-	+21	+41	348	+20%
EBITDA/sales	14.9%						15.4%
Operating profit/sales	6.5%						7.3%

1One-offs primarily due to COVID-19 related restructuring costs in 2020

Despite inclement weather across parts of North America, particularly in the South, Americas Materials reported first-half like-for-like sales 3% ahead and EBITDA 6% ahead of prior year. The increase in sales was driven by price progression across all lines of business and improved volumes in aggregates, cement and readymixed concrete, as some regions were impacted by pandemic restrictions in the second quarter of 2020. Like-for-like operating profit was 15% ahead of prior year. Strong sales and operating performance more than offset the impact of input cost inflation.

Americas Materials completed the divestment of its Brazil cement operations in April 2021 for consideration of $0.2 billion.

Aggregates
Total and like-for-like aggregates volumes were 5% ahead of 2020 driven by good demand in Northeast, Great Lakes and West. This was only partly offset by declines in South, which experienced adverse weather conditions. Total and like-for-like prices improved 1% over prior year, with average prices reflecting a sales mix impact. On a mix adjusted basis, aggregates pricing increased 4%, which resulted in good margin expansion overall.

Asphalt
First-half asphalt volumes were 1% lower than 2020 on a like-for-like basis. Inclement weather in South and lower volumes in Northeast offset good demand and strong backlog execution in West. Great Lakes volumes were in line with prior year. Overall, average prices were slightly ahead on a like-for-like basis.

Readymixed Concrete
Readymixed concrete volumes were 6% ahead of prior year on a total and like-for-like basis with good residential demand across all regions. Average prices increased 4%, ahead in all regions, benefiting from solid market demand.

Paving and Construction Services
Paving and construction revenues were 6% behind the first half of 2020 on a like-for-like basis, primarily driven by unfavourable weather in South, but also impacted by a slower start to the season in both our Great Lakes and Northeast regions. West saw increased activity driven by mild winter weather and strong demand. Construction margins were ahead of prior year.

Cement
Our cement business delivered operating profit growth in the first half of 2021, driven by improved volumes, strong price progression and continued contributions from cost saving initiatives. Sales volumes in our US operations were 3% ahead of prior year as strong demand in the West and South regions offset lower volumes in the Central region due to poor weather conditions in February and May. Volumes in Canada were ahead of 2020 due to healthy backlogs and strong market demand. Strong pricing trends were delivered with overall cement pricing 4% ahead of prior year, with increases in all regions.

Europe Materials
		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	One-offs1	Organic	2021	% change
Sales revenue	4,070	+355	+1	-35	-	+767	5,158	+27%
EBITDA	338	+25	-	-	+32	+190	585	+73%
Operating profit	62	+2	-	+1	+32	+198	295	+376%
EBITDA/sales	8.3%						11.3%
Operating profit/sales	1.5%						5.7%

1One-offs primarily due to COVID-19 related restructuring costs in 202

Europe Materials like-for-like sales increased by 17% in the first half of the year reflecting volume growth and price progress in our key markets, against a prior year comparative which was heavily impacted by COVID-19. Like-for-like EBITDA was 52% ahead of prior year as price progress, strong fixed cost control and cost saving actions more than offset cost inflation. Operating profit was also well ahead.

United Kingdom (UK)
First-half sales were significantly ahead of prior year against the backdrop of COVID-19 restrictions during the second quarter of 2020. Cement, aggregates, asphalt and readymixed concrete volumes were ahead of prior year, with price progression across all products in the period. Operating profit was well ahead of prior year reflecting the improved sales performance despite increasing levels of input cost inflation.

Western Europe
An uplift in demand in Ireland following the easing of COVID-19 restrictions in the second quarter of 2021 resulted in sales significantly ahead of the first half of 2020. Strong sales volumes in all products and cost saving initiatives saw operating profit significantly outperform the first half of 2020. In France, strong volume demand across all products and price growth in cement and aggregates drove sales improvements in the first half of 2021; operating profit was significantly ahead of a COVID-19 impacted 2020 comparative. In Denmark, like-for-like sales and operating profit were behind due to a challenging pricing environment in the precast business and lower activity levels which were partly offset by cost saving initiatives. In the Benelux, sales were ahead of prior year due to an improved performance in the Belgian cement business leading to increased operating profit which was also supported by increased activity in the Dutch structural business. Prolonged winter weather as well as the non-recurrence of a major project impacted activity levels in Finland, resulting in sales and operating profit behind prior year. Sales in Switzerland benefited from higher volumes and prices in the cement business, with operating profit ahead in the first half. In Germany, sales and operating profit were ahead of 2020 with improved cement pricing supported by favourable weather and the commencement of a major infrastructure project, together with strong lime volumes and cost saving initiatives.

Eastern Europe
Sales in Poland were ahead of 2020 as positive pricing across all products more than offset lower cement volumes due to adverse winter weather in the first quarter. Operating profit was ahead due to a strong pricing performance and a continued focus on fixed cost reduction. In Ukraine, sales were ahead due to strong cement volumes driven by robust market demand, partly offset by lower cement prices as a result of a competitive pricing environment. Lower maintenance costs and tight cost control further contributed to higher operating profit than 2020. In Romania, sales and operating profit both exceeded prior year, as a result of higher cement volumes and prices coupled with cost saving initiatives. In Slovakia and Hungary, a positive impact from higher cement pricing and strong volumes in Hungary contributed to overall operating profit ahead of 2020. In Serbia, sales and operating profit were ahead due to higher cement volumes driven mainly by strong infrastructure demand and results were further supported by operational excellence initiatives.

Asia
Strong cement volumes in the Philippines were partly offset by lower prices, resulting in increased sales compared to a COVID-19 impacted 2020. Operating profit improved significantly due to higher volumes further supported by performance improvement and cost saving initiatives.

The Group also has a share of profit after tax from its stake in Yatai Building Materials in China which is reported within the Group's share of equity accounted investments' results. Improved cement prices were partially offset by lower volumes reflecting lower demand. Sales and operating profit were both ahead of the first half of 2020.

Building Products
		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	One-offs1	Organic	2021	% change
Sales revenue	3,666	+80	+94	-13	-	+309	4,136	+13%
EBITDA	585	+6	+8	-2	+12	+71	680	+16%
Operating profit	413	+2	+1	-2	+12	+78	504	+22%
EBITDA/sales	16.0%						16.4%
Operating profit/sales	11.3%						12.2%

1One-offs primarily due to COVID-19 related restructuring costs in 2020

In the first half of the year, Building Products recorded like-for-like sales growth of 8% as economic recovery spurred demand across the North American and European businesses. Growth continued in the residential sector driven by increased home improvement activity while non-residential construction activity remained subdued despite early signs of recovery.

Against a backdrop of an inflationary input cost environment, our businesses delivered higher margins through production efficiencies, commercial excellence initiatives, procurement savings and overhead cost control. On a like-for-like basis, EBITDA increased by 12% and operating profit by 19% as a result of volume growth, pricing discipline and cost saving initiatives.

Architectural Products
With strong volume growth in North America, along with solid pricing, Architectural Products' like-for-like sales were well ahead of the first half of 2020, reflecting a continuation of positive market demand across all regions and product groups. With heightened residential RMI demand, sales through both our retail and professional channels increased against a robust prior year comparative. Operating profit was ahead of 2020 and the businesses delivered good margin expansion with a continued focus on operational excellence, solid pricing growth and tight overhead cost control. Sales in our European businesses were ahead mainly due to improved pricing and volume growth in Germany.

Building Envelope
Building Envelope's like-for-like sales were ahead of the first half of 2020 in our architectural glass operations and our hardware and accessories business, C.R. Laurence, primarily due to good pricing discipline which offset lower volumes impacted by subdued non-residential markets. Operating profit was ahead of 2020 due to cost saving initiatives and favourable pricing more than offsetting lower sales volumes.

Infrastructure Products
Like-for-like sales were higher than the first half of 2020 due to strong volume growth in Europe driven by the technology and infrastructure markets. In North America, like-for-like sales were in line with prior year as growth in the utility enclosures business was offset by project delays in the pipe & precast business. The product group recorded strong like-for-like operating profit growth, particularly in Europe, due to continued performance improvement measures, pricing discipline and focused cost control. In Australia, like-for-like sales were behind the first half of 2020 due to a challenging economic backdrop coupled with the imposition of COVID-19 restrictions in the first half of 2021.

Construction Accessories
Like-for-like sales were ahead of the first half of 2020 driven by strong volumes as the business benefited from fewer COVID-19 restrictions and economic recovery, particularly in Europe, in addition to higher residential demand and project activity. Sales growth was primarily led by the UK, France and North America where operations were significantly disrupted by COVID-19 in 2020. Operating profit was ahead of 2020 due to higher sales volumes, favourable pricing and continued cost saving initiatives.

Other Financial Items

Depreciation and amortisation charges of $0.8 billion were broadly in line with prior year (H1 2020: $0.8 billion).

Divestments and asset disposals during the period generated total profit on disposals of $104 million (H1 2020: $9 million) which primarily related to the profit on the divestment of the Brazil cement business.

Net finance costs were lower than 2020 at $215 million (H1 2020: $252 million), primarily due to lower average gross debt levels and borrowing costs.

The Group's $10 million share of profit from equity accounted investments was ahead of 2020 (H1 2020: $3 million loss) due to improved performances in a number of operations against a pandemic impacted comparative.

Profit before tax was $1.0 billion (H1 2020: $0.5 billion) and the interim tax charge which represents an effective tax rate of 22.1%, has been estimated, as in prior years, based on current expectations of the full year tax charge.

Earnings per share were 95% higher than last year at 100.1c (H1 2020: 51.3c), reflecting higher trading profits along with the profit on divestment of the Brazil cement operations.

Balance Sheet and Liquidity
Net debt of $6.0 billion at 30 June 2021 was $1.8 billion lower than the figure reported at 30 June 2020 (H1 2020: $7.8 billion). A first-half cash inflow from operating activities of $1.6 billion reflects an increase of $0.6 billion over prior year (H1 2020: $1.0 billion) primarily due to strong profits and working capital control.

In January the Group repaid a $400 million bond upon maturity and in April a €600 million bond was repaid early when a 3-month par-call option was exercised. The repayments were funded from the Group's existing liquidity. As at 30 June 2021, the Group had $6.3 billion of cash with sufficient liquidity to meet all maturing debt obligations for the next 5.9 years.

The Group continues to maintain its robust balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Investments and Divestments
In H1 2021, the Group invested $350 million on seven acquisitions (including deferred and contingent consideration in respect of prior acquisitions). On the divestment front, the Group completed five transactions and realised total business and asset disposal proceeds of $406 million, inclusive of $118 million relating to the receipt of deferred proceeds from prior divestments.

Since 30 June 2021, the Group completed four further acquisitions for a combined investment of $0.5 billion, bringing our total year-to-date growth investments to $1.1 billion comprising $0.9 billion on 11 acquisitions and a further $0.2 billion of expansionary capital expenditure projects.

2021 Acquisitions

The Building Products Division completed three bolt-on acquisitions in the US in H1 2021 amounting to a total investment of $253 million. The largest acquisition was in Architectural Products where the assets of EP Henry Corporation, a leading provider of hardscapes and masonry products located in New Jersey, were acquired. The Americas Materials Division also completed three bolt-on acquisitions for a total spend of $77 million, while the Europe Materials Division completed one acquisition for $5 million. In addition, the Group paid $15 million of deferred and contingent consideration in H1 2021.

Since 30 June 2021, the Americas Materials Division completed two further acquisitions for a total spend of $0.5 billion, the largest of which was Angel Brothers Enterprises, an asphalt paving business in Texas. The Building Products Division also completed two bolt-on acquisitions.

2021 Divestments and Disposals

The sale of the Brazilian operations by the Americas Materials Division for $0.2 billion represented the largest divestment in H1 2021, with a further four divestments completed across the Group realising total proceeds of $224 million. In addition to these business divestments, the Group realised proceeds of $64 million from the disposal of surplus property, plant and equipment and other non-current assets. Furthermore, $118 million cash proceeds were received in H1 2021 relating to prior year divestments, of which $111 million related to deferred consideration received for the divestment of the Group's equity interest in My Home Industries (MHIL) in India.

Condensed Interim

Financial Statements
and
Summarised Notes
Six months ended 30 June 2021

Condensed Consolidated Income Statement
			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m

Revenue	14,044	12,215	27,587
Cost of sales	(9,435)	(8,365)	(18,425)
Gross profit	4,609	3,850	9,162
Operating costs	(3,462)	(3,086)	(6,899)
Group operating profit	1,147	764	2,263
Profit on disposals	104	9	9
Profit before finance costs	1,251	773	2,272
Finance costs	(162)	(206)	(389)
Finance income	-	2	-
Other financial expense	(53)	(48)	(101)
Share of equity accounted investments' profit/(loss)	10	(3)	(118)
Profit before tax	1,046	518	1,664
Income tax expense - estimated at interim	(231)	(112)	(499)
Group profit for the financial period	815	406	1,165

Profit attributable to:
Equity holders of the Company	785	403	1,122
Non-controlling interests	30	3	43
Group profit for the financial period	815	406	1,165

Basic earnings per Ordinary Share	100.1c	51.3c	142.9c
Diluted earnings per Ordinary Share	99.5c	51.0c	141.8c

All of the results relate to continuing operations.

Condensed Consolidated Statement of Comprehensive Income
			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m

Group profit for the financial period	815	406	1,165

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Currency translation effects	(63)	(298)	440
Gains/(losses) relating to cash flow hedges	31	(1)	7
Tax relating to cash flow hedges	(5)	-	-
	(37)	(299)	447
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement of retirement benefit obligations	252	(84)	(33)
Tax relating to retirement benefit obligations	(31)	16	11
	221	(68)	(22)

Total other comprehensive income for the financial period	184	(367)	425
Total comprehensive income for the financial period	999	39	1,590

Attributable to:
Equity holders of the Company	979	30	1,515
Non-controlling interests	20	9	75
Total comprehensive income for the financial period	999	39	1,590

Condensed Consolidated Balance Sheet

		Restated (i)	As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	19,100	19,099	19,317
Intangible assets	9,468	9,378	9,373
Investments accounted for using the equity method	627	737	626
Other financial assets	13	13	13
Other receivables	235	299	325
Derivative financial instruments	131	190	184
Deferred income tax assets	100	85	129
Total non-current assets	29,674	29,801	29,967

Current assets
Inventories	3,193	2,940	3,117
Trade and other receivables	5,306	4,917	4,086
Current income tax recoverable	29	29	36
Derivative financial instruments	35	27	17
Cash and cash equivalents	6,292	14,661	7,721
Total current assets	14,855	22,574	14,977

Total assets	44,529	52,375	44,944

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	317	335	333
Preference share capital	1	1	1
Share premium account	-	7,493	7,493
Treasury Shares and own shares	(557)	(540)	(386)
Other reserves	384	393	444
Foreign currency translation reserve	153	(506)	206
Retained income	19,079	11,108	11,565
Capital and reserves attributable to the Company's equity holders	19,377	18,284	19,656
Non-controlling interests	695	642	692
Total equity	20,072	18,926	20,348

LIABILITIES
Non-current liabilities
Lease liabilities	1,336	1,326	1,339
Interest-bearing loans and borrowings	10,659	15,108	10,958
Derivative financial instruments	-	5	1
Deferred income tax liabilities	2,609	2,609	2,613
Other payables	706	626	711
Retirement benefit obligations	314	569	556
Provisions for liabilities	921	865	953
Total non-current liabilities	16,545	21,108	17,131

Current liabilities
Lease liabilities	297	283	296
Trade and other payables	6,198	5,031	4,792
Current income tax liabilities	680	612	619
Interest-bearing loans and borrowings	155	5,902	1,257
Derivative financial instruments	25	18	12
Provisions for liabilities	557	495	489
Total current liabilities	7,912	12,341	7,465
Total liabilities	24,457	33,449	24,596

Total equity and liabilities	44,529	52,375	44,944

(i)      Restated to reflect a change in the presentation of cash and cash equivalents and bank overdrafts. See note 1 for further details.

Condensed Consolidated Statement of Changes in Equity

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial period ended 30 June 2021 (unaudited)

At 1 January 2021	334	7,493	(386)	444	206	11,565	692	20,348
Group profit for the financial period	-	-	-	-	-	785	30	815
Other comprehensive income	-	-	-	-	(53)	247	(10)	184
Total comprehensive income	-	-	-	-	(53)	1,032	20	999
Share-based payment expense	-	-	-	57	-	-	-	57
Shares acquired by CRH plc (Treasury Shares)	-	-	(285)	-	-	(295)	-	(580)
Treasury Shares/own shares reissued	-	-	13	-	-	(13)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	-	(16)
Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-
Reduction of Share Premium	-	(7,493)	-	-	-	7,493	-	-
Cancellation of Income Shares	(16)	-	-	-	-	16	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	9	-	9
Dividends	-	-	-	-	-	(729)	(17)	(746)
At 30 June 2021	318	-	(557)	384	153	19,079	695	20,072

For the financial period ended 30 June 2020 (unaudited)

At 1 January 2020	336	7,493	(360)	411	(202)	11,350	607	19,635
Group profit for the financial period	-	-	-	-	-	403	3	406
Other comprehensive income	-	-	-	-	(304)	(69)	6	(367)
Total comprehensive income	-	-	-	-	(304)	334	9	39
Share-based payment expense	-	-	-	47	-	-	-	47
Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	-	(220)
Treasury Shares/own shares reissued	-	-	4	-	-	(4)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	-	(29)
Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-
Tax relating to share-based payment expense	-	-	-	-	-	(7)	-	(7)
Share option exercises	-	-	-	-	-	3	-	3
Dividends	-	-	-	-	-	(537)	(5)	(542)
Transactions involving non-controlling interests	-	-	-	-	-	(31)	31	-
At 30 June 2020	336	7,493	(540)	393	(506)	11,108	642	18,926

Condensed Consolidated Statement of Changes in Equity - continued

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	Equity
	$m	$m	$m	$m	$m	$m	$m	$m
For the financial year ended 31 December 2020 (audited)

At 1 January 2020	336	7,493	(360)	411	(202)	11,350	607	19,635
Group profit for the financial year	-	-	-	-	-	1,122	43	1,165
Other comprehensive income	-	-	-	-	408	(15)	32	425
Total comprehensive income	-	-	-	-	408	1,107	75	1,590
Share-based payment expense	-	-	-	96	-	-	-	96
Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	-	(220)
Treasury Shares/own shares reissued	-	-	8	-	-	(8)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	-	(29)
Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-
Cancellation of Treasury Shares	(2)	-	150	2	-	(150)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(710)	(15)	(725)
Disposal of non-controlling interests	-	-	-	-	-	-	(6)	(6)
Transactions involving non-controlling interests	-	-	-	-	-	(31)	31	-
At 31 December 2020	334	7,493	(386)	444	206	11,565	692	20,348

Condensed Consolidated Statement of Cash Flows

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Cash flows from operating activities
Profit before tax	1,046	518	1,664
Finance costs (net)	215	252	490
Share of equity accounted investments' (profit)/loss	(10)	3	118
Profit on disposals	(104)	(9)	(9)
Group operating profit	1,147	764	2,263
Depreciation charge	813	789	1,624
Amortisation of intangible assets	35	37	70
Impairment charge	-	-	673
Share-based payment expense	57	47	96
Other (primarily pension payments)	7	8	6
Net movement on working capital and provisions	(123)	(356)	196
Cash generated from operations	1,936	1,289	4,928
Interest paid (including leases)	(218)	(209)	(432)
Corporation tax paid	(153)	(72)	(558)
Net cash inflow from operating activities	1,565	1,008	3,938

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	288	69	184
Interest received	-	2	-
Dividends received from equity accounted investments	13	10	35
Purchase of property, plant and equipment	(587)	(514)	(996)
Acquisition of subsidiaries (net of cash acquired)	(335)	(96)	(351)
Other investments and advances	(1)	(1)	(1)
Deferred and contingent acquisition consideration paid	(15)	(32)	(54)
Deferred divestment consideration received	118	115	123
Net cash outflow from investing activities	(519)	(447)	(1,060)

Cash flows from financing activities
Proceeds from exercise of share options	9	3	6
Increase in interest-bearing loans and borrowings	70	6,174	6,427
Net cash flow arising from derivative financial instruments	(28)	51	26
Repayment of interest-bearing loans and borrowings	(1,241)	(26)	(4,943)
Repayment of lease liabilities (i)	(131)	(132)	(258)
Treasury Shares/own shares purchased	(301)	(249)	(249)
Dividends paid to equity holders of the Company	(729)	(537)	(707)
Dividends paid to non-controlling interests	(17)	(5)	(15)
Net cash (outflow)/inflow from financing activities	(2,368)	5,279	287

(Decrease)/increase in cash and cash equivalents	(1,322)	5,840	3,165

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	7,721	4,218	4,218
Translation adjustment	(107)	30	338
(Decrease)/increase in cash and cash equivalents	(1,322)	5,840	3,165
Cash and cash equivalents at 30 June (ii)	6,292	10,088	7,721

(i)      Repayment of lease liabilities in the period to 30 June 2021 amounted to $163 million (30 June 2020: $167 million; 31 December 2020: $326 million), of which $32 million (30 June 2020: $35 million; 31 December 2020: $68 million) related to interest paid which is presented in cash flows from operating activities.

(ii)     See note 9 for reconciliation to cash and cash equivalents as per the Condensed Consolidated Balance Sheet.

Supplementary Information

Selected Explanatory Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union, as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 Interim Financial Reporting.

These Condensed Consolidated Interim Financial Statements do not include all the information and disclosures required in the Annual Consolidated Financial Statements and should be read in conjunction with the Group's 2020 Annual Report and Form 20-F.

The accounting policies and methods of computation employed in the preparation of the Condensed Consolidated Interim Financial Statements are the same as those employed in the preparation of the Annual Consolidated Financial Statements in respect of the year ended 31 December 2020.

Prior year restatement

For the period ended 30 June 2020, the Group has changed the net presentation of cash and cash equivalents and current interest-bearing loans and borrowings for the Group's notional cash pooling arrangements. While the Group had the legal right to offset under the arrangements in this period, it was determined that the presentation of cash and cash equivalents and interest-bearing loans and borrowings on a gross basis was appropriate in line with the requirements of IAS 32 Financial Instruments: Presentation and therefore prior period comparatives have been restated accordingly to correct for this misstatement. The impact of this change is to increase both cash and cash equivalents and current interest-bearing loans and borrowings as at 30 June 2020 by $4.6 billion on the Condensed Consolidated Balance Sheet. This has no impact on net assets, net debt or the Group's profit for the period ended 30 June 2020.

At 30 June 2021 and 31 December 2020, the Group's notional cash pool balances were net settled and accordingly net presentation of the balances at 30 June 2021 and 31 December 2020 is appropriate.

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendment became effective for the Group as of 1 January 2021:

●
Amendments to IFRS 9 Financial instruments, IAS 39 Financial instruments: Recognition and measurement, IFRS 7 Financial instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases - Interest Rate Benchmark Reform - Phase 2. The amendment did not result in a material impact on the Group's results.

The following standard amendment was issued in March 2021 effective for annual reporting periods beginning on or after 1 April 2021 with earlier application permitted:

●
Amendments to IFRS 16 - COVID-19-Related Rent Concessions beyond 30 June 2021. The amendment, which would not have been material for the Group for the first half of 2021, has not yet been adopted.

IFRS and IFRIC interpretations being adopted in subsequent years

●
IFRS 17 Insurance Contracts will be effective for reporting periods beginning on or after 1 January 2023, with presentation of comparative figures required. The Group is currently evaluating the impact of this standard on future periods.

There are no other IFRS or IFRIC interpretations that are effective subsequent to the CRH 2021 financial year end that would have a material impact on the results or financial position of the Group.

Significant Estimates, Assumptions and Judgements

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IFRS requires management to make certain estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management believes that the estimates, assumptions and judgements upon which it relies are reasonable based on the information available to it at the time that those estimates, assumptions and judgements are made.

Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in accounting estimates may be necessary if there are changes in the circumstances or experiences on which the estimate was based or as a result of new information.

The significant judgements, the key sources of estimation uncertainty and underlying assumptions applied in the preparation of the Condensed Consolidated Interim Financial Statements were the same as those applied in preparing the Consolidated Financial Statements for the year ended 31 December 2020.

1.    Basis of Preparation and Accounting Policies - continued

Impairment

As at 30 June 2021, the Group performed a review for potential indicators of impairment relating to goodwill of $9.1 billion (30 June 2020: $9.0 billion) allocated to cash-generating units. When reviewing for indicators of impairment in interim periods, the Group considers, amongst others, the results of the last annual impairment test, the level of headroom and financial performance in the first half of the year. As a result, no impairment indicators were identified. The carrying values of items of property, plant and equipment were also reviewed for indicators of impairment. These reviews did not give rise to any impairment charges in the first half of 2021 (H1 2020: $nil million). As part of our annual process, we will update our impairment reviews prior to the finalisation of the full year Consolidated Financial Statements for 2021.

Going Concern

The time period that the Directors have considered in evaluating the appropriateness of the going concern basis in preparing the 2021 Condensed Consolidated Interim Financial Statements is a period of at least twelve months from the date of approval of these financial statements (the 'period of assessment').

The Group has considerable financial resources and a large number of customers and suppliers across different geographic areas and industries and the local nature of building materials means that the Group's products are not usually shipped cross-border. The level of cash and liquidity available to the Group including our ongoing ability to access the debt markets, the quantum of our liquidity facilities, the absence of financial covenants associated with our debt obligations and the continuing maintenance of strong investment grade credit ratings demonstrate the significant financial strength and resilience of the Group. No concerns or material uncertainties have been identified as part of our assessment.

Having assessed the relevant business risks identified and discussed in our Principal Risks and Uncertainties on pages 33 and 34, the Directors believe that the Group is well placed to manage these risks successfully and they have a reasonable expectation that CRH plc, and the Group as a whole, has adequate financial and other resources to continue in operational existence for the period of assessment with no material uncertainties. For this reason, the Directors continue to adopt the going concern basis in preparing the Condensed Consolidated Interim Financial Statements.

Translation of Foreign Currencies

The financial information is presented in US Dollar. Results and cash flows of operations based in non-US Dollar countries have been translated into US Dollar at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. The principal rates used for translation of results, cash flows and balance sheets into US Dollar were:

	Average			Period end
	Six months ended		Year ended	Six months ended		Year ended
	30 June		31 December	30 June		31 December
USD 1 =	2021	2020	2020	2021	2020	2020

Brazilian Real	5.3898	4.9150	5.1568	4.9546	5.4045	5.1941
Canadian Dollar	1.2472	1.3650	1.3412	1.2384	1.3682	1.2751
Chinese Renminbi	6.4687	7.0331	6.9010	6.4577	7.0742	6.5404
Danish Krone	6.1719	6.7764	6.5388	6.2522	6.6565	6.0650
Euro	0.8299	0.9078	0.8771	0.8408	0.8932	0.8151
Hungarian Forint	297.0413	313.4895	307.9331	295.5700	318.2500	296.8600
Indian Rupee	73.3296	74.1511	74.1177	74.3360	75.5102	73.0706
Philippine Peso	48.2492	50.6487	49.6071	48.8040	49.8210	48.0300
Polish Zloty	3.7664	4.0073	3.8971	3.7988	3.9795	3.7166
Pound Sterling	0.7202	0.7939	0.7798	0.7212	0.8150	0.7320
Romanian Leu	4.0680	4.3733	4.2432	4.1436	4.3228	3.9683
Serbian Dinar	97.5819	106.7435	103.1510	98.8448	105.0205	95.8751
Swiss Franc	0.9085	0.9658	0.9387	0.9229	0.9516	0.8806
Ukrainian Hryvnia	27.7461	26.0077	26.9857	27.2312	26.6989	28.3242

2.    Key Components of Performance for the First Half of 2021

$ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

First half 2020	12,215	1,590	764	9	(252)	(3)	518
Exchange effects	469	28	(3)	-	(10)	(1)	(14)
2020 at 2021 rates	12,684	1,618	761	9	(262)	(4)	504
Incremental impact in 2021 of:
2020/2021 acquisitions	210	17	5	-	(1)	-	4
2020/2021 divestments	(71)	(5)	(1)	73	-	-	72
One-off costs in 2020	-	65	65	-	-	-	65
Organic	1,221	300	317	22	48	14	401
First half 2021	14,044	1,995	1,147	104	(215)	10	1,046

% Total change	15%	25%	50%				102%
% Organic change	10%	19%	42%				79%

(i)      CRH's share of after-tax result of joint ventures and associated undertakings.

3.    Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. As shown in the table above, the Group's operations exhibit a high degree of seasonality and can be significantly impacted by the timing of acquisitions and divestments.

4.    Revenue

Disaggregated revenue

In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Six months ended 30 June 2021 - Unaudited				Six months ended 30 June 2020 - Unaudited
	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Republic of Ireland (Country of domicile)	-	311	-	311	-	243	-	243
United Kingdom	-	1,963	123	2,086	-	1,368	79	1,447
Rest of Europe (i)	-	2,533	551	3,084	-	2,238	484	2,722
United States	4,237	-	3,110	7,347	4,023	-	2,858	6,881
Rest of World (ii)	513	351	352	1,216	456	221	245	922
Total Group	4,750	5,158	4,136	14,044	4,479	4,070	3,666	12,215

	Six months ended 30 June 2021 - Unaudited				Six months ended 30 June 2020 - Unaudited
	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Cement, lime and cement products	658	1,698	-	2,356	615	1,327	-	1,942
Aggregates, asphalt and readymixed products	2,569	1,749	-	4,318	2,353	1,370	-	3,723
Construction contract activities*	1,523	964	90	2,577	1,511	746	82	2,339
Architectural products	-	647	2,146	2,793	-	548	1,808	2,356
Infrastructure products	-	100	700	800	-	79	663	742
Construction accessories	-	-	362	362	-	-	302	302
Architectural glass and glazing systems and wholesale hardware distribution	-	-	838	838	-	-	811	811
Total Group	4,750	5,158	4,136	14,044	4,479	4,070	3,666	12,215

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

(i)      The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)      The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)   Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

5.    Segment Information

					Year ended
	Six months ended 30 June				31 December
	2021		2020		2020
	Unaudited		Unaudited		Audited
	$m	%	$m	%	$m	%
Revenue
Americas Materials	4,750	33.8	4,479	36.7	11,273	40.9
Europe Materials	5,158	36.7	4,070	33.3	9,141	33.1
Building Products	4,136	29.5	3,666	30.0	7,173	26.0
Total Group	14,044	100.0	12,215	100.0	27,587	100.0

Group EBITDA
Americas Materials	730	36.6	667	41.9	2,405	51.9
Europe Materials	585	29.3	338	21.3	1,055	22.8
Building Products	680	34.1	585	36.8	1,170	25.3
Total Group	1,995	100.0	1,590	100.0	4,630	100.0

Depreciation, amortisation and impairment
Americas Materials	382	45.0	378	45.8	774	32.7
Europe Materials	290	34.2	276	33.4	1,245	52.6
Building Products	176	20.8	172	20.8	348	14.7
Total Group	848	100.0	826	100.0	2,367	100.0

Group operating profit
Americas Materials	348	30.4	289	37.8	1,631	72.1
Europe Materials	295	25.7	62	8.1	(190)	(8.4)
Building Products	504	43.9	413	54.1	822	36.3
Total Group	1,147	100.0	764	100.0	2,263	100.0

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Reconciliation of Group operating profit to profit before tax:
Group operating profit	1,147	764	2,263
Profit on disposals (i)	104	9	9
Profit before finance costs	1,251	773	2,272
Finance costs less income	(162)	(204)	(389)
Other financial expense	(53)	(48)	(101)
Share of equity accounted investments' profit/(loss)	10	(3)	(118)
Profit before tax	1,046	518	1,664

(i) Profit on disposals
Americas Materials	112	(1)	8
Europe Materials	9	3	(12)
Building Products	(17)	7	13
Total Group	104	9	9

5.    Segment Information - continued

					As at
	As at 30 June		As at 30 June		31 December
	2021		2020		2020
	Unaudited		Unaudited		Audited
	$m	%	$m	%	$m	%
Total assets
Americas Materials	16,635	44.6	16,586	45.3	16,172	44.7
Europe Materials	12,775	34.2	12,565	34.3	12,730	35.1
Building Products	7,892	21.2	7,482	20.4	7,316	20.2
Total Group	37,302	100.0	36,633	100.0	36,218	100.0

Reconciliation to total assets as reported in the Condensed Consolidated Balance Sheet:
Investments accounted for using the equity method	627		737		626
Other financial assets	13		13		13
Derivative financial instruments (current and non-current)	166		217		201
Income tax assets (current and deferred)	129		114		165
Cash and cash equivalents	6,292		14,661		7,721
Total assets	44,529		52,375		44,944

6.    Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:
			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Numerator computations
Group profit for the financial period	815	406	1,165
Profit attributable to non-controlling interests	(30)	(3)	(43)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	785	403	1,122

	Number of	Number of	Number of
	Shares	Shares	Shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the financial period	784.3	785.4	785.1
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	4.9	4.8	6.0
Denominator for diluted earnings per Ordinary Share	789.2	790.2	791.1

Earnings per Ordinary Share
- basic	100.1c	51.3c	142.9c
- diluted	99.5c	51.0c	141.8c

7.    Dividends

Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
Net dividend paid per share (i)	93.0c	70.0c	92.0c
Net dividend declared for the period (i)	23.0c	22.0c	115.0c
Dividend cover (Earnings per share/Dividend declared per share)	4.4x	2.3x	1.2x

(i)      The dividends per share disclosed above are presented in US Dollar.

The Board has decided to pay an interim dividend of 23.0c per share, which represents an increase of 4.5% on prior year. It is proposed to pay the interim dividend on 8 October 2021 to shareholders registered at the close of business on 10 September 2021. The ex-dividend date will be 9 September 2021. The interim dividend will be paid wholly in cash.

Existing currency elections and currency payment defaults will remain in place unless revoked or otherwise amended by certificated shareholders. Therefore, the interim dividend will be paid in euro, Pounds Sterling and US Dollar to shareholders in accordance with their existing payment instructions. If no such instructions are in place, the currency for dividend payments will be based on shareholders' addresses on CRH's Share Register, or will, in the case of shares held in the Euroclear Bank system, continue to be paid automatically in euro, unless a currency election is made for the interim dividend. Investors holding CREST Depositary Interests (CDIs) should refer to the CREST International Service Description. In respect of the interim dividend, the latest date for receipt of currency elections (and DWT exemption forms) is 17 September 2021. Earlier closing dates may apply to holders in Euroclear Bank and in CREST.

If shareholders receive dividend payments in euro or Pounds Sterling, the exchange rate is expected to be set on Friday, 24 September 2021.

8.    Net Finance Costs

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Finance costs	162	206	389
Finance income	-	(2)	-
Other financial expense	53	48	101
Total net finance costs	215	252	490

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	164	203	404
Net (credit)/cost re change in fair value of derivatives and fixed rate debt	(2)	1	(15)
Finance costs less income	162	204	389
Unwinding of discount element of lease liabilities	32	35	68
Unwinding of discount element of provisions for liabilities	9	10	21
Unwinding of discount applicable to deferred and contingent acquisition consideration	10	11	21
Unwinding of discount applicable to deferred divestment proceeds	(6)	(14)	(24)
Unwinding of discount applicable to leased mineral reserves	3	1	4
Pension-related finance costs (net) (note 14)	5	5	11
Total net finance costs	215	252	490

9.    Net Debt

					As at
	As at 30 June		As at 30 June		31 December
	2021		2020		2020
	Book value	Fair Value (ii)	Book value	Fair value (ii)	Book value	Fair value (ii)
	Unaudited		Unaudited		Audited
Net debt	$m	$m	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	131	131	190	190	184	184
Current assets
Cash and cash equivalents (i)	6,292	6,292	14,661	14,661	7,721	7,721
Derivative financial instruments	35	35	27	27	17	17
Non-current liabilities
Interest-bearing loans and borrowings	(10,659)	(11,636)	(15,108)	(15,740)	(10,958)	(12,150)
Lease liabilities	(1,336)	(1,336)	(1,326)	(1,326)	(1,339)	(1,339)
Derivative financial instruments	-	-	(5)	(5)	(1)	(1)
Current liabilities
Interest-bearing loans and borrowings (i)	(155)	(155)	(5,902)	(5,902)	(1,257)	(1,257)
Lease liabilities	(297)	(297)	(283)	(283)	(296)	(296)
Derivative financial instruments	(25)	(25)	(18)	(18)	(12)	(12)
Group net debt	(6,014)	(6,991)	(7,764)	(8,396)	(5,941)	(7,133)

(i)      As disclosed in note 1, cash and cash equivalents and current interest-bearing loans and borrowings on the Condensed Consolidated Balance Sheet on page 10 have been restated to meet the presentation requirements of IAS 32. The comparative information for the period ended 30 June 2020 has increased cash and cash equivalents from $10.1 billion to $14.7 billion and interest-bearing loans and borrowings from $16.4 billion to $21.0 billion. This has no impact on Group net debt.

(ii)     Interest-bearing loans and borrowings are level 2 instruments whose fair value is derived from quoted market prices.

Reconciliation to cash and cash equivalents per the Condensed Consolidated Statement of Cash Flows
For the purposes of the Condensed Consolidated Statement of Cash Flows, cash and cash equivalents and bank overdrafts in notional cash pooling arrangements are presented net as follows:

			As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Cash and cash equivalents per Condensed Consolidated Balance Sheet	6,292	14,661	7,721
Bank overdrafts - notional cash pooling arrangements (i)	-	(4,573)	-
Total	6,292	10,088	7,721

(i)      As at 30 June 2020, bank overdrafts in notional cash pooling arrangements of $4.6 billion are included within interest-bearing loans and borrowings of $21.0 billion on the Condensed Consolidated Balance Sheet on page 10. At 30 June 2021 and 31 December 2020, the Group's notional cash pool balances were net settled and accordingly net presentation of the balances at 30 June 2021 and 31 December 2020 are appropriate.

9.    Net Debt - continued

			As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
Gross debt, net of derivatives, matures as follows:	$m	$m	$m
Within one year	442	6,176	1,548
Between one and two years	1,553	915	708
Between two and three years	1,491	1,520	1,709
Between three and four years	1,394	1,376	887
Between four and five years	125	5,290	1,371
After five years	7,301	7,148	7,439
Total	12,306	22,425	13,662

Components of net debt

Net debt is a non GAAP measure which we provide to investors as we believe they find it useful. Net debt comprises cash and cash equivalents, interest-bearing loans and borrowings, lease liabilities, and derivative financial instrument assets and liabilities, and enables investors to see the economic effects of these in total. Net debt is commonly used in computations such as net debt as a % of total equity and net debt as a % of market capitalisation.

			As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Cash and cash equivalents	6,292	14,661	7,721
Interest-bearing loans and borrowings	(10,814)	(21,010)	(12,215)
Lease liabilities	(1,633)	(1,609)	(1,635)
Derivative financial instruments (net)	141	194	188
Group net debt	(6,014)	(7,764)	(5,941)

Reconciliation of opening to closing net debt:
At 1 January	(5,941)	(7,532)	(7,532)
Movement in period
Increase in interest-bearing loans and borrowings	(70)	(6,174)	(6,427)
Repayment of interest-bearing loans and borrowings	1,241	26	4,943
Debt, including lease liabilities, in acquired companies	(14)	(9)	(12)
Debt, including lease liabilities, in disposed companies	1	-	12
Net increase in lease liabilities	(122)	(65)	(153)
Repayment of lease liabilities	131	132	258
Net cash flow arising from derivative financial instruments	28	(51)	(26)
Mark-to-market adjustment	33	(4)	22
Translation adjustment on financing activities	128	43	(529)
Decrease/(increase) in liabilities from financing activities	1,356	(6,102)	(1,912)
Translation adjustment on cash and cash equivalents	(107)	30	338
(Decrease)/increase in cash and cash equivalents per Condensed Consolidated Statement of Cash Flows	(1,322)	5,840	3,165
At 30 June	(6,014)	(7,764)	(5,941)

9.    Net Debt - continued

Market capitalisation

Market capitalisation, calculated as the period-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

			As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	$m	$m	$m
Market capitalisation - Euronext Dublin (i)	39,540	26,795	32,756

(i)      The market capitalisation figure of €33.2 billion (30 June 2020: €23.9 billion and 31 December 2020: €26.7 billion), based on the euro denominated share price per CRH's listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 30 June 2021. The Group successfully carried out an amendment of its €3.5 billion revolving credit facility in March 2021 whereby the Group extended the maturity date of the facility for a further year to 2026. In January the Group repaid a $400 million bond upon maturity and in April a €600 million bond was repaid early when a 3-month par-call option was exercised. In April 2020, as a liquidity precaution against the evolving COVID-19 pandemic, the €3.5 billion revolving credit facility was drawn down in full, this was fully repaid in the second half of 2020.

			As at
	As at 30 June	As at 30 June	31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Within one year	-	-	10
Between one and two years	20	11	5
Between two and three years	59	5	61
Between four and five years	4,163	-	4,294
After five years	-	29	-
Total	4,242	45	4,370

Guarantees
The Company has given letters of guarantee to secure obligations of subsidiary undertakings as follows: $10.3 billion in respect of loans and borrowings, bank advances and derivative obligations (30 June 2020: $15.8 billion and 31 December 2020: $11.6 billion) and $0.4 billion in respect of letters of credit (30 June 2020: $0.4 billion and 31 December 2020: $0.4 billion).

Net debt metrics
The net debt metrics based on net debt as shown on page 21, EBITDA as defined on page 30 and net debt-related interest as shown in note 8 are as follows:

				Year ended
		Six months ended 30 June		31 December
		2021	2020	2020
		Unaudited	Unaudited	Audited
EBITDA net interest cover (times)	- six months to 30 June	12.3	7.8	-
	- rolling 12 months	14.5	12.0	11.9
EBIT net interest cover (times)	- six months to 30 June	7.1	3.7	-
	- rolling 12 months	7.6	7.5	5.8

Net debt as a percentage of market capitalisation		15%	29%	18%
Net debt as a percentage of total equity		30%	41%	29%

10.  Fair Value of Financial Instruments

       The table below sets out the valuation basis of financial instruments held at fair value by the Group:

	Level 2 (i)			Level 3 (i)
			As at			As at
	As at 30 June		31 December	As at 30 June		31 December
	2021	2020	2020	2021	2020	2020
	Unaudited		Audited	Unaudited		Audited
	$m	$m	$m	$m	$m	$m
Assets measured at fair value
Fair value hedges - interest rate swaps	126	189	183	-	-	-
Cash flow hedges - currency and commodity forwards	38	13	8	-	-	-
Net investment hedges - currency swaps	-	9	8	-	-	-
Not designated as hedges (classified as held for trading) - currency swaps and forwards	2	6	2	-	-	-
Total	166	217	201	-	-	-
Liabilities measured at fair value
Cash flow hedges - currency and commodity forwards	(7)	(20)	(7)	-	-	-
Net investment hedges - currency swaps	(7)	(3)	(2)	-	-	-
Not designated as hedges (classified as held for trading) - currency swaps and forwards	(11)	-	(4)	-	-	-
Contingent consideration	-	-	-	(314)	(295)	(301)
Total	(25)	(23)	(13)	(314)	(295)	(301)

The carrying amount of trade and other payables approximate their fair value largely due to the short-term maturities and nature of these instruments. There were no transfers between Levels 2 and 3 during the periods.

There were no significant changes in contingent consideration recognised in profit or loss or other comprehensive income in the current period. Further details in relation to the inputs into valuation models for contingent consideration are available in the Group's 2020 Annual Report and Form 20-F.

(i)      For financial reporting purposes, fair value measurements are categorised into Level 1, 2 or 3 based on the degree to which inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

11.  Future Purchase Commitments for Property, Plant and Equipment

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m

Contracted for but not provided in these Condensed Consolidated Interim Financial Statements	692	309	423

12.  Business Combinations

The acquisitions completed during the period ended 30 June 2021 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Florida: Extreme Concrete Services, Inc. and JODH, Inc. (30 April);

Ohio: Central Allied Enterprises (19 February); and

Utah: Towers Sand & Gravel (10 June).

Europe Materials:

Slovakia: certain assets of TBG Slovensko, a.s. (1 April).

Building Products:

Minnesota: Hancock Concrete Products, LLC (12 March);

New Jersey: EP Henry Corporation (21 June); and

Pennsylvania: Graham Architectural Products Company (22 February).

The acquisition balance sheet presented on the following page reflects the identifiable net assets acquired in respect of acquisitions completed during 2021, together with adjustments to provisional fair values (to the extent identified as of 30 June 2021) in respect of acquisitions completed during 2020. The measurement period for a number of acquisitions completed in 2020, closed in 2021 with no material adjustments identified.

12.  Business Combinations - continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
ASSETS	$m	$m	$m
Non-current assets
Property, plant and equipment	111	35	134
Intangible assets	50	12	31
Total non-current assets	161	47	165

Current assets
Inventories	39	9	23
Trade and other receivables (i)	48	7	47
Total current assets	87	16	70

LIABILITIES
Trade and other payables	(29)	(3)	(21)
Provisions for liabilities	(1)	-	-
Lease liabilities	(14)	(9)	(12)
Current income tax liabilities	-	-	(1)
Total liabilities	(44)	(12)	(34)

Total identifiable net assets at fair value	204	51	201
Goodwill arising on acquisition (ii)	131	52	157
Total consideration	335	103	358

Consideration satisfied by:
Cash payments	335	96	351
Deferred consideration (stated at net present cost)	-	7	4
Contingent consideration	-	-	3
Total consideration	335	103	358

Net cash outflow arising on acquisition
Cash consideration	335	96	351
Less: cash and cash equivalents acquired	-	-	-
Total outflow in the Condensed Consolidated Statement of Cash Flows	335	96	351

(i)      The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $48 million (30 June 2020: $7 million; 31 December 2020: $47 million). The fair value of these receivables is $47 million (30 June 2020: $7 million; 31 December 2020: $47 million), all of which is expected to be recoverable and is inclusive of an aggregate allowance for impairment of $1 million (30 June 2020: $nil million; 31 December 2020: $nil million).

(ii)     The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $94 million of the goodwill recognised in respect of acquisitions completed in 2021 is expected to be deductible for tax purposes (30 June 2020: $45 million; 31 December 2020: $148 million).

12.  Business Combinations - continued

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. None of the acquisitions completed during the financial period were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Acquisition-related costs

Acquisition-related costs, which exclude post-acquisition integration costs, amounting to $2 million (H1 2020: $1 million) have been included in operating costs in the Condensed Consolidated Income Statement.

The following table analyses the 7 acquisitions completed in 2021 (H1 2020: 8 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Six months ended 30 June - Unaudited
	Number of acquisitions		Goodwill		Consideration
	2021	2020	2021	2020	2021	2020
Reportable segments			$m	$m	$m	$m
Americas Materials	3	2	26	10	77	23
Europe Materials	1	3	-	-	5	6
Building Products	3	3	102	32	253	70
Total Group	7	8	128	42	335	99

Adjustments to provisional fair values of prior period acquisitions			3	10	-	4

Total			131	52	335	103

Post-acquisition impact

The post-acquisition impact of acquisitions completed during the period on the Group's profit for the financial period was as follows:

	Unaudited
	Six months ended 30 June
	2021	2020
	$m	$m
Revenue	58	35
Profit before tax for the financial period	1	2

The revenue and profit of the Group for the financial period determined in accordance with IFRS as though the acquisitions effected during the period had been at the beginning of the period would have been as follows:
	Unaudited
			Consolidated
		CRH Group	Group
	2021	excluding 2021	including
	acquisitions	acquisitions	acquisitions
	$m	$m	$m
Revenue	108	13,986	14,094
Profit before tax for the financial period	1	1,045	1,046

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

13.  Related Party Transactions

There have been no related party transactions or changes in the nature and scale of the related party transactions described in the 2020 Annual Report and Form 20-F that could have had a material impact on the financial position or performance of the Group in the first six months of 2021.

14.  Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial period, taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the period.

Financial assumptions - scheme liabilities
The discount rates used by the Group's actuaries in the computation of the pension scheme liabilities and post-retirement healthcare obligations are as follows:

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	%	%	%
Eurozone	1.52	1.57	1.14
United States and Canada	2.76	2.57	2.34
Switzerland	0.35	0.35	0.20

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Six months ended 30 June - Unaudited
	Assets		Liabilities		Net liability
	2021	2020	2021	2020	2021	2020
	$m	$m	$m	$m	$m	$m
At 1 January	3,321	3,013	(3,877)	(3,493)	(556)	(480)
Administration expenses	(2)	(2)	-	-	(2)	(2)
Current service cost	-	-	(28)	(26)	(28)	(26)
Past service credit	-	-	2	-	2	-
Interest income on scheme assets	23	28	-	-	23	28
Interest cost on scheme liabilities	-	-	(28)	(33)	(28)	(33)
Disposals	-	-	1	-	1	-
Remeasurement adjustments:
-return on scheme assets excluding interest income	33	(10)	-	-	33	(10)
-actuarial gain/(loss) from changes in financial assumptions	-	-	219	(74)	219	(74)
Employer contributions paid	22	20	-	-	22	20
Contributions paid by plan participants	4	4	(4)	(4)	-	-
Benefit and settlement payments	(67)	(72)	67	72	-	-
Translation adjustment	(58)	(26)	58	34	-	8
At 30 June	3,276	2,955	(3,590)	(3,524)	(314)	(569)
Related deferred income tax asset					99	120
Net pension liability					(215)	(449)

15.  Share Buyback Programme

In June 2021, the Group completed the latest phase of its share buyback programme (the 'Programme'), returning a further $0.3 billion of cash to shareholders. This brings total cash returned to shareholders under the Programme to $2.3 billion since its commencement in May 2018. On 30 June 2021 the Group announced the continuation of the Programme which was extended to include the further repurchase of Ordinary Shares of up to $0.3 billion in the period up to 1 October 2021. A financial liability of $295 million has been recognised at 30 June 2021 in respect of the latest phase of the Programme which was entered into with Sociéte Générale. This phase will end no later than 1 October 2021.

16.  Reduction of Share Premium

Pursuant to a special resolution approved by shareholders at the Annual General Meeting of the Company held on 29 April 2021 and the subsequent order of the High Court of Ireland made on 3 June 2021, the capital of the Company was reduced by $7.5 billion, the entire amount standing to the credit of the Company's share premium account as at 31 December 2020, with the reserve resulting from the reduction being treated as profits available for distribution as defined by Section 117 of the Companies Act 2014. A copy of the aforementioned order of the High Court was filed with the Companies Registration Office in Ireland on 3 June 2021.

17.  Taxation

The taxation expense for the interim period is an estimate based on the expected full year effective tax rate on full year profits.

18.  Statutory Accounts and Audit Opinion

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014 and has not been reviewed or audited by the Company's auditors. A copy of the full statutory accounts for the year ended 31 December 2020 prepared in accordance with IFRS, upon which the auditors have given an unqualified audit report, have been filed with the Registrar of Companies.

19.  Board Approval

This announcement was approved by the Board of Directors of CRH plc on 25 August 2021.

20.  Distribution of Interim Report

This interim report is available on the Group's website (www.crh.com). A printed copy is available to the public at the Company's registered office.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of equity accounted investments' result after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group's performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of revenue.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group's share of equity accounted investments' result after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Group profit for the financial period	815	406	1,165
Income tax expense - estimated at interim	231	112	499
Profit before tax	1,046	518	1,664
Share of equity accounted investments' (profit)/loss	(10)	3	118
Other financial expense	53	48	101
Finance costs less income	162	204	389
Profit before finance costs	1,251	773	2,272
Profit on disposals	(104)	(9)	(9)
Group operating profit	1,147	764	2,263
Depreciation charge	813	789	1,624
Amortisation of intangible assets	35	37	70
Impairment charge	-	-	673
EBITDA	1,995	1,590	4,630

All of the results relate to continuing operations.

Glossary of Alternative Performance Measures - continued

EBITDA Net Interest Cover

EBITDA net interest cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA net interest cover is presented to provide investors with a greater understanding of the impact of CRH's debt and financing arrangements.

It is calculated below:

			Year ended
	Six months ended 30 June		31 December
	2021	2020	2020
	Unaudited	Unaudited	Audited
	$m	$m	$m
Interest
Finance costs (i)	162	206	389
Finance income (i)	-	(2)	-
Net interest	162	204	389

EBITDA	1,995	1,590	4,630

	Times	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	12.3	7.8	11.9

(i)      These items appear on the Condensed Consolidated Income Statement on page 8.

	Rolling 12 months ended 30 June
	2021	2020
	Unaudited	Unaudited
	$m	$m
Interest - continuing operations
Net interest - full year prior year (2020 and 2019)	389	365
Net interest - H1 prior year (2020 and 2019)	(204)	(199)
Net interest - H2 prior year (2020 and 2019)	185	166
Net interest - H1 current year (2021 and 2020)	162	204
Net interest - rolling 12 months to 30 June	347	370

EBITDA - continuing operations
EBITDA - full year prior year (2020 and 2019)	4,630	4,478
EBITDA - H1 prior year (2020 and 2019)	(1,590)	(1,621)
EBITDA - H2 prior year (2020 and 2019)	3,040	2,857
EBITDA - H1 current year (2021 and 2020)	1,995	1,590
EBITDA - rolling 12 months to 30 June	5,035	4,447

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	14.5	12.0

EBIT net interest cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures - continued

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms 'like-for-like' (LFL) and 'organic' are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 6, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment's performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group's operations and the Group's decentralised structure. During the course of 2021, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group's products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group's active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group's growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group's products, business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group's business, results of operations, financial condition or prospects.

Commodity products and substitution: Many of the Group's products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences and approaches to construction are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

People management: Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, developing a diverse and inclusive workforce as well as dealing with collective representation groups, may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Principal Operational Risks and Uncertainties
Climate change and policy: The impact of climate change may over time affect the operations and cost base of the Group and the markets in which the Group operates. This could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

Health and safety performance: The Group's businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group's operational and financial performance, as well as the Group's reputation.

Sustainability and corporate social responsibility: The nature of the Group's activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

COVID-19 pandemic: Public health emergencies, epidemics or pandemics, such as the emergence and spread of the COVID-19 pandemic, have the potential to significantly impact the Group's operations through a fall in demand for the Group's products, a reduction in staff availability and business interruption. The emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic could have an adverse effect on the Group's operating results, cash flows, financial condition and/or prospects.

Principal Risks and Uncertainties - continued

Principal Compliance Risks and Uncertainties
Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or assessment of additional tax liabilities in future audits could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Goodwill impairment: Significant under-performance in any of the Group's major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While a non-cash item, a material write-down of goodwill could have a substantial impact on the Group's income and equity.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group's credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group's ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group's financial position.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group's credit metrics thus harming its ability to raise funds.

Foreign currency translation: The principal foreign exchange risks to which the Condensed Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Condensed Consolidated Statement of Comprehensive Income.

Responsibility Statement

The Directors of CRH plc are responsible for preparing the interim management report in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 as amended, the Central Bank (Investment Market Conduct) Rules 2019, the Disclosure Guidance and Transparency Rules of the UK's Financial Conduct Authority and with IAS 34, as adopted by the European Union.

The Directors of CRH plc, being the persons responsible within CRH plc, confirm that to the best of their knowledge:

1)    the Condensed Consolidated Unaudited Financial Statements for the six months ended 30 June 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, the accounting standard applicable to interim financial reporting adopted pursuant to the procedure provided for under Article 6 of Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group for the six months ended 30 June 2021;

2)     the interim management report includes a fair review of:

I.     the important events that have occurred during the first six months of the financial year, and their impact on the condensed consolidated set of financial statements;

II.     the principal risks and uncertainties for the remaining six months of the financial year;

III.   any related parties' transactions that have taken place in the first six months of the current financial year that have materially affected the financial position or the performance of the enterprise during that period; and

IV.   any changes in the related parties' transactions described in the 2020 Annual Report and Form 20-F that could have had a material effect on the financial position or performance of the enterprise in the first six months of the current financial year.

For and on behalf of the Board

Albert Manifold	Chief Executive

Jim Mintern	Finance Director

Disclaimer / Forward-Looking Statements

In order to utilise the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the "Company"), and its subsidiaries (collectively, "CRH" or the "Group") is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled "Risk Factors" in our 2020 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 August 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary